EXHIBIT 99.1

CDT Environmental Technology Announces Results of Annual General Meeting

SHENZHEN, China, November 28, 2025 (GLOBE NEWSWIRE) – CDT Environmental Technology Investment Holdings Limited (Nasdaq: CDTG) (“CDT”, the “Company”, or “we”), a leading provider of waste treatment systems and services throughout China, today announced that all resolutions of its annual general meeting (the “AGM”) held at Meeting Room 2, 6th Floor, Nanshan Shuixing Huayuan Premium Selection Hotel, No. 13 Keji Road, Science and Technology Park, Nanshan District, Shenzhen, China on November 26, 2025 at 9:30 AM., Beijing Time, were duly passed by shareholders.

At the AGM, shareholders of the Company passed the following resolutions:

(i) that, with effect as of the date within one (1) calendar year after the conclusion of the AGM, to be determined by the board of directors of the Company (the “Board”):

(a)

every twenty five (25) issued and unissued existing class A ordinary shares of US$0.0025 par value each be consolidated into one (1) class A ordinary share of US$0.0625 par value each (the “Consolidated Class A Ordinary Shares”), where such Consolidated Class A Ordinary Shares shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to nominal value) as the existing Class A ordinary shares of the Company as set out in the existing memorandum and articles of association (the “Memorandum and Articles”);

(b)

every twenty five (25) issued and unissued existing class B ordinary shares of US$0.0025 par value each be consolidated into one (1) class B ordinary share of US$0.0625 par value each (the “Consolidated Class B Ordinary Shares”), where such Consolidated Class B Ordinary Shares shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to nominal value) as the existing Class B ordinary shares of the Company as set out in the existing Memorandum and Articles, such that the authorised share capital of the Company shall become US$250,000 divided into (a) 3,760,000 class A ordinary shares of a par value of US$0.0625 each and (b) 240,000 class B ordinary shares of a par value of US$0.0625 each (collectively, the “Share Consolidation”);

(c)	all fractional entitlements to the issued Consolidated Class A Ordinary Shares and Consolidated Class B Ordinary Shares resulting from the Share Consolidation will not be issued to the shareholders of the Company and instead, any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number; and

(d)	the Board be authorised and directed to do all such acts and things as it may consider necessary or desirable for the purpose of effectuating the Share Consolidation, including determining the effective date of the Share Consolidation and any other changes to the Company’s authorised share capital in connection with and as necessary to effect the Share Consolidation.

(ii) that, subject to and immediately following the Share Consolidation being effected, the third amended and restated memorandum and articles of association of the Company, the form of which is attached to the notice of the AGM as Appendix 1, be adopted in its entirety and in substitution for and to the exclusion of the existing second amended and restated memorandum and articles of association of the Company with effect from the date the Share Consolidation takes effect.

(iii) that Mr. Ling Kai be and is appointed as an executive director of the Company with immediate effect, to serve until such person shall resign, be removed or otherwise leave office.

(iv) that Mr. Chen Xi be and is appointed as an independent director of the Company with immediate effect, to serve until such person shall resign, be removed or otherwise leave office.

Guangdong Fengpeng Law Firm, the independent inspector of election, has certified all voting results for the AGM. The final tabulation indicates that 6,166,191 shares were voted, representing approximately 50.03% of CDT’s outstanding shares as of the record date.

For the avoidance of doubt, the Share Consolidation has not taken place and will only take place if and when the Board has determined that it is in the best interest for the Company to do so, in which case the Company will announce its decision and provide the details in a press release. The Board’s discretion to effect the Share Consolidation expires on the first anniversary of the date of the AGM.

About CDT Environmental Technology Investment Holdings Limited

CDT, headquartered in Shenzhen, China, is a leading national player in China’s waste treatment sector that designs, develops, manufactures, sells, installs, operates and maintains sewage treatment systems and provides sewage treatment services in China, and is dedicated to promoting sustainable development through innovative solutions. Founded by pioneers in waste treatment, CDT aims to advance next-generation technologies that directly address environmental challenges and promote sustainable solutions. CDT is a recognized brand in China and is committed to innovation and customer satisfaction.

CDT’s mission is to help its customers achieve their critical infrastructure objectives while enabling positive changes in technological environmental protection. It collaborates with industry leaders, environmental experts, and stakeholders to develop and implement advanced waste treatment solutions. Recently listed on the Nasdaq Capital Market, CDT is a prominent player in the waste treatment market, capable of providing comprehensive solutions to diverse customer needs, and has completed more than 150 plants across China.

For more information, please visit CDT’s website at https://www.cdthb.cn.

Forward-looking Statements

This press release contains forward-looking statements that are based on the beliefs and assumptions of the management of CDT and on information currently available to such management. These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond CDT’s control. When the Company uses words such as “may,” “should,” “will,” “future,” “expect,” “anticipate,” “project,” “estimate,” “believe,” and “intend,” or similar expressions that do not relate solely to historical matters, it is intended to identify forward-looking statements. All statements, other than statements of historical fact, contained in this press release, including statements regarding future events, future financial performance, business strategy and plans, and objectives of CDT for future operations, are forward-looking statements. Although CDT does not make forward-looking statements unless it believes it has a reasonable basis for doing so, CDT cannot guarantee their accuracy. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievements of CDT and its markets to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. For these reasons, among others, investors should not place undue reliance on any forward-looking statement. CDT undertakes no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that arise after the date hereof, whether as a result of new information, future events or otherwise, except as may be required by applicable law.

For more information, please contact:

Investor and Media Contact
United States

PCG Advisory
Kevin McGrath
Tel: +1-646-418-7002
Email: kevin@pcgadvisory.com